Exhibit (a)(5)

American Midstream Announces Completion of Merger

HOUSTON July 23, 2019 – American Midstream Partners, LP (NYSE: AMID) (the “Partnership”) today announced the completion of the previously announced merger transactions (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated March 17, 2019, by and among the Partnership, American Midstream GP, LLC and affiliates of ArcLight Energy Partners Fund V, L.P.

As a result of the Merger, the Partnership’s common units will no longer be publicly traded on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934 ten days following the completion of the Merger.

Following the deregistration of its common units, the Partnership plans to use a secure Donnelley Financial Solutions Venue data room to share reports and other documentation with holders of its 8.500% Senior Notes due 2021 (the “Notes”). Additional information regarding log-in and access to this data room will be communicated to such holders in accordance with the terms of the indenture governing the Notes.

About American Midstream Partners, LP

American Midstream Partners, LP is a limited partnership formed to provide midstream infrastructure that links producers of natural gas, crude oil, NGLs and condensate to end-use markets. The Partnership’s assets are located in the Permian, Eagle Ford, East Texas, Bakken and Gulf Coast. The Partnership owns or has an ownership interest in approximately 5,100 miles of interstate and intrastate pipelines, as well as ownership in gas processing plants, fractionation facilities, an offshore semisubmersible floating production system and terminal sites with approximately 1.0 MMBbls of storage capacity.

For more information about the Partnership visit: www.americanmidstream.com. The content of our website is not part of this release.

Investor Contact

American Midstream Partners, LP

(346) 241-3497

ir@americanmidstream.com